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                              June 21, 2021

       Robert Steele
       Chief Executive Officer
       Thumzup Media Corporation
       711 S. Carson Street Suite 4
       Carson City, Nevada 89701

                                                        Re: Thumzup Media
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 10, 2021
                                                            File No. 333-255624

       Dear Mr. Steele:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2021 letter.

       Amendment No. 1 to Form S-1 filed June 10, 2021

       Prospectus Summary
       About This Offering, page 2

   1. We note your revisions in response to prior comment 1. Please also revise your disclosure in the "About This
Offering" section to indicate that the Selling Shareholders are selling at a fixed price of $1.00.
 Robert Steele
FirstName  LastNameRobert
Thumzup Media   CorporationSteele
Comapany
June       NameThumzup Media Corporation
     21, 2021
June 21,
Page 2 2021 Page 2
FirstName LastName
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Aaron Grunfeld